Exhibit 99.1

Press Release date January 9, 2023

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Strategic Partnership with imaware™ to Deliver Integrated Diagnostic Testing Solutions to Digital Health Industry

DUBLIN, Ireland (January 9, 2023)…. Trinity Biotech (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic solutions for the point-of-care and clinical laboratory markets, today announced a strategic partnership with imaware Inc that combines their built-to-partner digital health platform with Trinity Biotech’s advanced reference laboratory facilities to power the Digital Health Industry with at-home and remote testing programs

Summary Highlights:

●
Trinity Biotech will make a $1.5M convertible note investment in imaware™ alongside lead investor McNair Interests to accelerate partnership commercialisation efforts with a pipeline of payor sponsored digital health solutions, tele-health services, provider networks, healthcare marketplaces, retail pharmacies and pharmaceutical companies.

●
Trinity Biotech has entered into a 5-year agreement to become the lab testing partner for imaware, starting later in 2023. Under this relationship, imaware and Trinity Biotech are targeting having      over 650,000 test kits processed annually by Trinity Biotech at its advanced New York-based reference lab facility by the third year, and are planning on providing seamless follow-up confirmatory testing for imaware’s users.

●
The partnership will focus on providing fully integrated private and white-label solutions specifically designed for the needs of digital health channel partners with industry-leading rapid-turnaround with patient centric ecosystem integration.

●
The partners plan to evolve their offerings with user-interface innovations and the integration of lab and at-home rapid test programs leveraging Trinity Biotech’s point-of-care product development and manufacturing capabilities.

Comments

Commenting, Aris Kekedjian, Chief Executive Officer and Chairman of Trinity Biotech plc, stated, “As I recently laid out for investors, one of Trinity Biotech’s key strategic priorities is to reposition its existing capabilities so as to become a comprehensive solutions provider in the transformative shift to decentralised diagnostics being enabled by the digital health revolution.  Our company has many of the capabilities, including its 50-state sample certified advanced reference laboratory and 30-year history in high volume rapid point-of-care testing, to become a key platform of choice in this evolving ecosystem.  Integrating our expertise with imaware’s digital backbone and rapid partner channel deployment capability makes this a reality and indicates the pace at which our management team      intends to execute on our strategic priorities”.

Commenting, Jani Tuomi, Co-founder of imaware stated “Since inception, our focus has been to provide scientifically backed testing to patients at their home or work, that are easy to take and actionable. Our partnership with Trinity Biotech will significantly expand our ‘Powered-by imaware’ platform’s ability to meet the testing needs of our B2B clients, who are delivering virtual care protocols to millions of patients. Additionally, we plan to integrate the complete suite of Trinity Biotech testing methodologies, covering point of care, rapid self-test and lab-based tests, into the imaware™ digital platform to enable a truly unique and robust offering for patients, providers, health systems and payors.”

Commenting, Greg Watson, Senior Vice President, McNair Interests stated “We led the initial investment in imaware back in 2018 because we felt that consumer-centric testing would be a cornerstone of any digital health platform, and we believe that 2023 will be a growth year for the home-testing marketplace and imaware. Aligning with Trinity Biotech further enhances imaware’s ability to bring valuable solutions to the marketplace.”

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

About imaware

imaware's mission is to empower the health of humanity by providing testing and technology solutions for healing at scale. imaware's patient-facing platform offers scientifically validated home-based tests that screen and monitor a wide range of conditions across men's health, women's health, coronavirus, allergic diseases, autoimmune diseases, preventative genetics, and more. imaware's technology solutions provide patients, providers, employers, and brands with access to a digitally-native care model that includes logistics, CLIA/CAP-certified laboratory analysis, telehealth support, and compliance expertise which provides a seamless user experience and convenient, reliable access to care. Learn more at www.imaware.health.